 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Smith, Thomas W (Last) (First) (Middle) 323 Railroad Avenue (Street) Greenwich, CT 06830 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol ORTHODONTIC CENTERS OF AMERICA, INC. OCA 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 10/25/2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director   X 10% Owner
   Officer (give title below)     X Other (specify below)

Description           Member of Section 13(d) Group
7. Individual or Joint/Group
    Filing (Check Applicable Line)

     Form filed by One Reporting Person
X   Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock, $.01 par value	10/25/02		P		25,000(1)	A	$9.50	2,196,500 (1)	D
Common Stock, $.01 par value	10/25/02		P		23,500(2)	A	$9.50	2,077,000(2)	D
Common Stock, $.01 par value	10/25/02		P		1,500(3)	A	$9.50	125,700 (3)	D
Common Stock, $.01 par value	10/28/02		P		75,000(1)	A	$9.31	2,271,500 (1)	D
Common Stock, $.01 par value	10/28/02		P		71,000 (2)	A	$9.31	2,148,000 (2)	D
Common Stock, $.01 par value	10/28/02		P		4,000 (3)	A	$9.31	129,700 (3)	D
Common Stock, $.01 par value	10/28/02		P		10,000	A	$9.52	210,270	I	*By Smith Family Accounts

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Explanation of Responses:

(1) These shares are owned directly by Idoya Partners ("IP"), a member of a Section 13(d) Reporting Group, and indirectly by the Reporting Person as a general partner of IP. The Reporting Person disclaims beneficial ownership of these shares in excess of his interest under 16a-1(a)(2)(ii)(B). The address for IP is 323 Railroad Avenue, Greenwich, CT 06830

(2) These shares are owned directly by Prescott Associates ("PA"), a member of a Section 13(d) Reporting Group, and indirectly by the Reporting Person as a general partner of PA. The Reporting Person disclaims beneficial ownership of these shares in excess of his interest under 16a-1(a)(2)(ii)(B). The address for PA is 323 Railroad Avenue, Greenwich, CT 06830

(3) These shares are owned directly by Prescott International Partners ("PIP"), a member of a Section 13(d) Reporting Group, and indirectly by the Reporting Person as a general partner of PIP. The Reporting Person disclaims beneficial ownership of these shares in excess of his interest under 16a-1(a)(2)(ii)(B). The address for PIP is 323 Railroad Avenue, Greenwich, CT 06830

* These shares are owned directly by certain members of the the Reporting Person's family. The Reporting Person disclaims beneficial ownership of these shares.

By: /s/ Thomas W. Smith, Individually and as General Partner of Idoya Partners, Prescott Associates and Prescott International Partners 10/29/02 ** Signature of Reporting Person Date SEC 1474 (8-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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